UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

KT Corporation (NYSE symbol: KTC) Record Date for Voting Rights and Dividend

KT Corporation (NYSE symbol: KTC) will close its shareholder registry from January 1, 2003 until January 31, 2003. Shareholders that are registered in KT Corporation’s shareholder registry as of December 31, 2002 will be entitled to exercise their voting rights at the ordinary general meeting of shareholders and to receive dividends for the 2002 fiscal year.

The date of the ordinary general meeting of shareholders and the proposed dividend rate will be notified to the shareholders upon the resolution of the board of directors’ meeting scheduled to be held in February 2003.

Actual dividend rate will be subject to the approval of the ordinary general meeting of shareholders scheduled to be held in March 2003. Dividend of Won 720 per common share for the 2001 fiscal year (before withholding tax) represented 14.4% of KT Corporation’s par value per common share of Won 5,000. KT Corporation is currently considering to propose higher dividend rate for the 2002 fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 11, 2002

KT Corporation

By:	/s/ JOONG - SOO NAM
Name: Title:	Joong - Soo Nam Executive Vice President and Chief Financial Officer